Exhibit 5.1
LAW OFFICES
LIPPENBERGER, THOMPSON, WELCH, SOROKO & GILBERT LLP
201 TAMAL VISTA BLVD.
CORTE MADERA, CA 94925
(415) 927-5200

RICHARD S. SOROKO	FACSIMILE (415) 927-5210 email: rsoroko@LTWS.com

SAN FRANCISCO OFFICE (415) 262-1200
September 1, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BioTime, Inc. Registration Statement on Form S-2
Ladies/Gentlemen:
     We are counsel to BioTime, Inc. (“BioTime”) in connection with the offer and sale of the following common shares, no par value (the “Shares”), and warrants to purchase Shares (the “Warrants”): (a) 3,574,290 Shares and 3,574,290 Warrants issuable upon the exercise of subscription rights (the “Rights”) that will be issued and distributed by BioTime to the holders of record of its Shares, (b) up to an additional 1,787,145 Shares and 1,787,145 Warrants that may be issued to fill over-subscriptions of those Rights, (c) 600,000 Warrants that will be issued as compensation to certain persons designated as Guarantors under a Standby Purchase Agreement, and (f) 5,961,435 Shares that may be issued upon the exercise of the Warrants. BioTime will issue one Right for each Share that was outstanding on the record date for determining shareholders entitled to receive the Rights. The holders of Rights may purchase one “Unit” consisting of one Share and one Warrant for each five Rights held (the “Rights Offer”). BioTime has also reserved an additional 1,787,145 Shares and 1,787,145 Warrants for issuance to cover over-subscriptions in the Rights Offer. No fractional Shares or fractional Warrants will be issued.
     BioTime has entered into a Standby Purchase Agreement pursuant to which certain persons designated therein as Guarantors have agreed to purchase any Units not issued through the exercise of Rights in the Rights Offer, excluding Units reserved for issuance to cover over-subscriptions. BioTime will issue 600,000 Warrants to the Guarantors as part of their compensation under the Standby Purchase Agreement.

Securities and Exchange Commission
September 1, 2005

     The issuance of the Rights and the offer and sale of the Shares and Warrants is being registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-2.
     We are of the opinion that:
     1. When the Rights are granted as described in the Registration Statement, the Rights will be legally and validly issued and outstanding and will constitute binding obligations of BioTime, enforceable in accordance with their terms.
     2. When the Shares and Warrants are issued and sold upon the exercise of the Rights and to fill over-subscriptions, in accordance with the terms and provisions of the Rights and the Registration Statement, the Shares so issued will be legally and validly issued and outstanding, fully paid and nonassessable, and the Warrants so issued will be legally and validly issued and outstanding and will constitute binding obligations of BioTime, enforceable in accordance with their terms.
     3. When the Warrants to be issued to the Guarantors as compensation pursuant to the Standby Purchase Agreement are so issued, the Warrants will be legally and validly issued and outstanding and will constitute binding obligations of BioTime, enforceable in accordance with their terms.
     4. When Shares are issued and sold upon the exercise of the Warrants in accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, the Shares so issued will be legally and validly issued and outstanding, fully paid and nonassessable.
     The foregoing opinion is limited to the laws of the State of California and the Federal laws of the United States of America.
     We hereby consent to the use of our opinion in the Registration Statement.
Very truly yours,
Lippenberger, Thompson, Welch, Soroko & Gilbert LLP